UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Buck, John D
   4400 Baker Road


   Minnetonka, MN  55343
2. Issuer Name and Ticker or Trading Symbol
   Fingerhut Companies, Inc. (FHT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP, Operations, Information
   Services and Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                  02/21/97    P 4      39.33         A  $15.000000                  D  Direct
Common Stock                                  05/16/97    P 4      49.86         A  $15.875000                  D  Direct
Common Stock                                  08/15/97    P 4      45.75         A  $20.625000                  D  Direct
Common Stock                                  11/14/97    P 4      42.73 (1)     A  $22.150000                  D  Direct
Common Stock                                  02/20/98    P 4      36.60 (1)     A  $25.875000                  D  Direct
Common Stock                                  05/14/98    S 4      0.28          D  $30.935000                  D  Direct
Common Stock                                  05/22/98    P 5      29.53 (1)     A  $32.125000                  D  Direct
Common Stock                                  08/21/98    P 5      46.19 (1)     A  $32.500000                  D  Direct
Common Stock                                  10/29/98    A        35,000.00     A   (2)         90,075.71      D  Direct
Common Stock                                                                                     184.16         I  by Managed
                                                                                                                   Account

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $8.520000       09/25/98       A         200,000.00                        09/25/99 (3) 09/25/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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

Non-Qualified Stock Option     09/25/98  Common Stock                   200,000.00                200,000.00    D   Direct
(right to buy)

Explanation of Responses:

(1)
Purchases are matchable with a sale of 20,000 shares on May 18, 1998 at a price per share of $32.625 and a sale of 23,714 shares on
May 14, 1998, at a price per share of $31.115.  Accordingly, the insider has paid to the issuer $693.39, as repayment of the gain.
(2)
Award of restricted stock pursuant to Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan and subject to forfeiture.
(3)
These options vest in 4 equal annual installments beginning one year from the date of grant.

SIGNATURE OF REPORTING PERSON
Buck, John D
DATE